Exhibit 99.1

Brookfield BUSINESS CORPORATION

REPORT OF VOTING RESULTS

Annual Meeting of Shareholders
June 18, 2026

National Instrument 51-102 – Section 11.3 (Canada)

The annual general meeting of shareholders of Brookfield Business Corporation (the “Corporation”) was held on Thursday, June 18, 2026 at 9:00 a.m. in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 190,757,827 Class A Subordinate Voting Shares (“Class A Shares”), representing 92.38% of the Corporation’s 206,492,638 issued and outstanding Class A Shares on the record date for the Meeting, and four class B multiple voting shares (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Class A Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 619,477,914 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Class A Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the seven nominees proposed by management for election to the board of directors of the Corporation were nominated and elected at the Meeting by acclamation. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director:

Director Nominee	Votes For	%	Votes Withheld	%
Cyrus Madon	799,309,202	98.81%	9,617,720	1.19%
Jeffrey Blidner	798,044,218	98.65%	10,882,704	1.35%
David Court	806,262,464	99.67%	2,664,458	0.33%
Stephen Girsky	799,558,183	98.84%	9,368,739	1.16%
Paul Farrell	808,694,328	99.97%	232,594	0.03%
Lori Pearson	798,845,607	98.75%	10,081,315	1.25%
Patricia Zuccotti	808,790,386	99.98%	136,536	0.02%

Appointment of Auditors

The resolution to reappoint Deloitte LLP, as the external auditor of the Corporation to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Class A Shares and Class B Shares, voting together as a single class:

Votes For	%	Votes Withheld	%
810,179,341	99.99%	56,400	0.01%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Class A Shares or Class B Shares.

Dated: June 18, 2026

BROOKFIELD BUSINESS CORPORATION

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Managing Director and General Counsel